GREAT-WEST
LIFECO INC.

RECEIVED

2008 DEC 11 A 3:50

December 10, 2008

[redacted]

08006231

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549

BY COURIER

SUPPL

Dear Sirs:

RE: Great-West Lifeco Inc. (the "Corporation")
Exemption Number 82-34728

Pursuant to Rule 12g3-2(b) exemption of the Corporation in the United States, attached please find copies of the attached Press Release dated December 9, 2008 where Great-West Lifeco Inc. announces $1 billion offering of common shares.

Please contact me directly at (204) 946-8795 if you have any questions.

Sincerely,

Connie Neilson

Connie Neilson
Senior Corporate Secretarial Specialist
Phone (204) 946-8795
Fax: (204) 946-4139

Encls.

PROCESSED
DEC 16 2008
THOMSON REUTERS

100 Osborne Street North
Winnipeg, Canada R3C 3A5 204-946-1190

A member of the Power Financial Corporation group of companies.

N:\crn\Press Releases\Letters to U.S. Securities Commission - Press Releases .doc

LI-09-01/02

Exemption # 82-34728

GREAT-WEST LIFECO INC.

RECEIVED

2008 DEC 11 A 3:51

OFFICE OF INTERNATIONAL CORPORATE FINANCE

RELEASE

TSX:GWO

Not for distribution to U.S. news wire services or dissemination in the United States.

Readers are referred to the cautionary note regarding Forward-Looking Information at the end of this release.

Great-West Lifeco Inc. Announces $1 Billion Offering of Common Shares

Winnipeg, December 9, 2008 . . . Great-West Lifeco Inc. (Lifeco or the Company) has today entered into an agreement with a syndicate of underwriters led by BMO Capital Markets under which the underwriters have agreed to purchase, on a bought deal basis, 28,920,000 common shares of Lifeco (representing approximately 3.2% of Lifeco's currently outstanding common shares) at a price of $20.75 per share or $600,090,000 in the aggregate. In addition to and concurrently with the closing of the public offering, Power Financial Corporation (PFC) has agreed to purchase from the Company in a private placement 19,280,000 common shares of Lifeco at the public offering price of $20.75 per share, or $400,060,000 in the aggregate.

The public offering and concurrent private placement of common shares are expected to close on December 30, 2008, subject to TSX approval, with each such closing being conditional upon the closing of the other. The net proceeds from the public offering and the proceeds from the concurrent private placement will be used for general corporate purposes and to augment Lifeco's current liquidity position.

If the $1 billion of gross proceeds raised by this issue of common shares and the $230 million gross proceeds of Lifeco's November 27, 2008 issue of Preferred Shares Series J were invested by Lifeco in Great-West Life in a form which constituted Available Capital for purposes of Minimum Continuing Capital and Surplus Ratio then, based upon Great-West Life's Sept. 30, 2008 MCCSR of 203% and markets levels as of November 30, 2008, Great-West Life's pro forma MCCSR would be estimated to be approximately 225%.

Allen Loney, President and CEO of Lifeco said "For many years, Great-West Life and its subsidiaries have pursued a risk-averse strategy with respect to both liabilities and assets. Consequently, today the company's balance sheet is one of the strongest in its industry. With this issue, the company will move forward with an enhanced capability to take advantage of market opportunities."

The securities offered have not been and will not be registered under the U.S. Securities Act of 1933, as amended, or any state securities laws and may not be offered or sold in the United States except in transactions exempt from the registration requirements of the U.S. Securities Act. This press release is not an offer of securities for sale in the United States and shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful.

100 Osborne Street North, Winnipeg, MB Canada R3C 3A5

Great-West Lifeco Inc. (TSX:GWO) is a financial services holding company with interests in the life insurance, health insurance, retirement savings, investment management and reinsurance businesses. The Corporation has operations in Canada, the United States, Europe and Asia through The Great-West Life Assurance Company, London Life Insurance Company, The Canada Life Assurance Company, Great-West Life & Annuity Insurance Company, and Putnam Investments, LLC. Lifeco and its companies had, as of September 30, 2008, more than $356 billion in assets under administration and are members of the Power Financial Corporation group of companies.

Cautionary note regarding Forward-Looking Information

This release contains some forward-looking statements about the Company, including its business operations, strategy and expected financial performance and condition. Forward looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, or include words such as "expects," "anticipates," "intends," "plans," "believes," "estimates" or negative versions thereof and similar expressions. In addition, any statement that may be made concerning future financial performance (including revenues, earnings or growth rates), ongoing business strategies or prospects, and possible future Company action is also a forward-looking statement. Forward-looking statements are based on current expectations and projections about future events and are inherently subject to, among other things, risks, uncertainties and assumptions about the Company, economic factors and the financial services industry generally, including the insurance and mutual fund industries. They are not guarantees of future performance, and actual events and results could differ materially from those expressed or implied by forward-looking statements made by the Company due to, but not limited to, important factors such as sales levels, premium income, fee income, expense levels, mortality experience, morbidity experience, policy lapse rates and taxes, as well as general economic, political and market factors in North America and internationally, interest and foreign exchange rates, global equity and capital markets, business competition, technological change, changes in government regulations, unexpected judicial or regulatory proceedings, catastrophic events, and the Company's ability to complete strategic transactions and integrate acquisitions. The reader is cautioned that the foregoing list of important factors is not exhaustive, and there may be other factors listed in other filings with securities regulators, including factors set out under "Risk Management and Control Practices" in the Company's 2007 Annual Management's Discussion and Analysis and the Company's Management's Discussion and Analysis dated October 30, 2008, which, along with other filings, is available for review at www.sedar.com. The reader is also cautioned to consider these and other factors carefully and to not place undue reliance on forward-looking statements. Other than as specifically required by applicable law, the Company has no intention to update any forward-looking statements whether as a result of new information, future events or otherwise.

Not for distribution to U.S. news wire services or dissemination in the United States.

-end-

For more information contact:
Marlene Klassen, APR
Assistant Vice-President, Communication Services
(204) 946-7705

END